American Realty Capital Daily Net Asset Value Trust, Inc.

405 Park Avenue

New York, New York 10022

January 3, 2012

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Jennifer Gowetski

Re:	American Realty Capital Daily Net Asset Value Trust, Inc. File No. 333-169821

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on January 4, 2012, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

American Realty Capital Daily Net Asset Value Trust, Inc.

   /s/ Nicholas S. Schorsch

Nicholas S. Schorsch

Chief Executive Officer